82-3470

03 APR 16 AM 7:21


ITC

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

11th April, 2003

The Secretary
The Calcutta Stock Exchange Association Ltd., 7 Lyons Range
Kolkata 700 001

The Executive Director
The Stock Exchange
Kamdhenu Complex, Panjara
Ahmedabad 380 015

The Secretary
Pune Stock Exchange Ltd.
Shivlila Chambers,752 Sadashiv Peth
R B Kumthekar Marg, Pune 411 030

The Secretary
Bangalore Stock Exchange Ltd.
Stock Exchange Tower, 51, 1st Cross
J C Road, Bangalore 560 027

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, Bandra-Kurla Complex
Bandra (E), Mumbai 400 051

The Secretary
The Cochin Stock Exchange Ltd.
MES, Dr. R P K Abdul Gafoor Memorial Cultural Complex, 36/1565, Judges Avenue, Kaloor
Cochin 682 035

The Secretary
The Delhi Stock Exchange
DSE House, 3/1 Asaf Ali Road
New Delhi 110 002

SUPPL

The Secretary
The Uttar Pradesh Stock Exchange Association Ltd.
Padam Towers, 14/113 Civil Lines
Kanpur 208 001

The Secretary
Madras Stock Exchange Ltd.
Exchange Building
11 Second Beach Line, Chennai 600 001

The Secretary
The Hyderabad Stock Exchange
3-6-275 Himayat Nagar
Hyderabad 500 029


03050069

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 11th April, 2003 from M/s. Vinod Kothari & Co., practising Company Secretaries, relating to issuance / delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation and renewal. The said Certificate is for the half year ended 31st March, 2003.

Yours faithfully,
ITC Limited



(Arun Bose)
Assistant Secretary
Encl : A/a.




ITC Limited

Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

NOO & 1st copy

cc Mr. Julian Hoffman - For submission to Luxembourg Stock Exchange
Banque Generale du
Luxembourg S.A.
50 Av. J.F. Kennedy
L-2951 Luxembourg

VINOD KOTHARI & CO.
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-2811276/2817715/2813742
http://vinodkothari.com
e-mail: *vinod@vinodkothari.com*

TO WHO EVER IT CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of ITC Limited for the purpose of issuing certificate under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchange and hereby certify that the Company has dispatched, during the half year ended 31st March, 2003.

(a) All certificates of shares within one month of the date of lodgement of a valid and complete transfer (excluding the time period of 30 days given to the transferees for excereising option to dematerialise the shares in terms of the transfer- cum-demat scheme of the depositories where applicable), unless the company has been precluded from doing so by an order of a competent authority or a notice issued by the tansferor\investor.

(b) All certificates of shares issued on subdivision, consolidation, renewal and exchange of certificate within one month of the date of lodgement of the Company.

Place: Kolkata
Date: 11.04.2003

Signature 

Vinod Kothari & Co.
(Name of Firm)

C P 1391
(C.P. Number)